Management’s Discussion and Analysis

For the three months and year ended September 30, 2012

Table of Contents

Table of Contents	1
Other Information	2
Note	2
Forward-Looking Information	2
Non-GAAP Performance Measures	3

The Business	4
Industry: Regulatory Change	4
Target Market	5
Products & Services	6
Operations	7
Branch Maturity	8
Canadian Operations	8
UK Operations	8
Giving Back	8

Strategy	9
A Look Back	9
The Road Ahead	10

Key Resources & Competencies	11
Experienced Leadership	11
A Motivated Operations Team	11
Operating Efficiency	12

Performance	13
FY2012 Highlights	13
Transition to Direct Lending	13
Operational Highlights	14
Overall Performance	14
Selected Annual Information	15
Branches	16
Revenue	16
Loan Volume	16
Loan Fees	17
Other Income	17
Branch Operating Income	17
Expenses	18
Loan Losses Related to Direct Lending	18
Comparison of the Costs of Brokering to Direct Lending	18
Depreciation of Property and Equipment and Amortization of Intangible Assets	19
Impairment of Property and Equipment and Branch Closure Costs	19
Net Income (Loss)	19
Summary of Quarterly Results	20
Fourth Quarter	21
Revenue	21
Branch Operating Income	21
Loan Losses Related to Direct Lending	21
Net Income	22
Liquidity and Capital Resources	22
Cash Flow	22
Senior Secured Notes	22
Consumer Loans Receivable, Net	23
Third-Party Lenders and Retention Payments	24
Contractual Obligations	24
Dividends	24
Outstanding Share Data	25
Off-Balance Sheet Arrangements	25
Normal Course Issuer Bid	25
Other Financial Information	26
Litigation and Claims	26
Critical Accounting Estimates	26
Changes in Accounting Policies and Adoption of U.S. GAAP	27
Related Party Transactions	27
Financial Instruments	28
EBITDA and Adjusted EBITDA Reconciliation	29
Controls and Procedures	30
Evaluation of Disclosure Controls and Procedures	30
Management’s Report on Internal Control over Financial Reporting	30
Changes in Internal Control over Financial Reporting	30
Auditor Attestation Report on Internal Control over Financial Reporting	31

Outlook	32

Risks Related to the Business	33

FY2012 Management's Discussion & Analysis	| 1 |

December 28, 2012

The following discussion of the financial condition and results of operations of The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”) should be read in conjunction with the Company’s consolidated financial statements and related notes for the year ended September 30, 2012.

All dollar amounts are in Canadian dollars and have been prepared according to US generally accepted accounting principles (U.S. GAAP).

The Company’s board of directors (the “Board of Directors”), on the recommendation of the Company’s audit committee (“Audit Committee”), approved the content of this MD&A on December 28, 2012.

Other Information

Additional information about Cash Store Financial, including our annual information form, information circular, and annual and quarterly reports, is available on SEDAR at www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml.

Note

Cash Store Financial is a Canadian corporation and is not affiliated with Cottonwood Financial Ltd. or its outlets named “Cash Store” in the United States. Cash Store Financial does not have operations or does business in the United States.

Forward-Looking Information

In order to help our investors understand our current results and future prospects, this MD&A includes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States federal securities legislation. Management refers to these types of statements collectively, as “forward-looking information.” Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments.

Forward-looking information can generally be identified by the use of words such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases. They may also be identified by statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved".

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied. These risks and uncertainties may include (but are not limited to):

•   changes in economic and political conditions

•   legislative or regulatory developments

•   technological developments

•   third party arrangements

•   competition

•   litigation

•   market conditions

•   the availability of alternative transactions

•   shareholder, legal, regulatory and court approvals and third party consents and

•   other factors described under the heading “Risk Related to the Business”

Management has attempted to identify the important factors that could cause actual results to differ materially from those contained in forward-looking information, but other factors unknown to us at the time of writing could cause results to vary.

There can be no assurance that forward-looking information will prove to be accurate. Actual results could differ materially.

Management cautions readers not to place undue reliance on forward-looking information. Unless required by law, the Company does not undertake to update any forward-looking information.

FY2012 Management's Discussion & Analysis	| 2 |

Non-GAAP Performance Measures

Throughout this MD&A, terms that are not specifically defined under U.S. GAAP are referenced and used. These non-U.S. GAAP measures may not be comparable to similar measures presented by other companies. These non-U.S. GAAP measures are presented because the Company believes that they provide investors with additional insight into the Company’s financial results.

The non-U.S. GAAP measures mentioned in this MD&A, along with the way in which Management calculates them, are defined below.

Branch Operating Income:

Branch Operating Income (“BOI”) is a measure of branch profitability and is calculated as revenue less expenses directly attributable to the Company’s branches. Branch expenses include salaries and benefits, retention payments, SG&A, rent, advertising and promotion, provision for loan losses and depreciation of branch property and equipment.

Same Branch Revenues:

Same branch revenues are used to explain changes in total revenue by comparing the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period. Average revenue is defined as revenue for the period divided by the number of branches.

Regional Expenses:

Regional expenses are a measure of expenditures at the regional and divisional level. Regional expenses include compensation of associates in centralized regional departments, regional managers, divisional vice presidents and presidents, as well as SG&A related to the functions of these groups.

Corporate Expenses:

Corporate expenses are a measure of expenditures at the corporate level. Corporate expenses include compensation of associates, management and executives in the corporate office as well as other costs such as SG&A, interest on senior secured notes and foreign exchange gains and losses.

EBITDA and Adjusted EBITDA:

EBITDA and Adjusted EBITDA are used as a measure of cash income. EBITDA is calculated as net income (loss) and comprehensive income (loss) before interest expense, income tax expense, stock-based compensation expense, depreciation of property and equipment and amortization of intangible assets. Based on EBITDA, the effects of other non-recurring and/or non-cash expenses are removed to calculate Adjusted EBITDA. Please refer to page 28 for a reconciliation of EBITDA and Adjusted EBITDA to Net Income.

Working Capital

Working capital is calculated as current assets less current liabilities.

FY2012 Management's Discussion & Analysis	| 3 |

The Business

NOTE: This section contains forward-looking information. By nature, forward-looking information requires that certain assumptions be made and is subject to inherent risks and uncertainties. Please see Forward-Looking Information (page 2) and Risks Related to the Business (page 33) for additional information on the factors that could cause results to vary.

Cash Store Financial is Canada’s leading provider of alternative financial products and services, serving everyday people for whom traditional banking may be inconvenient or unavailable.

The Company’s main product is payday loans, used by customers from time to time to bridge the gap between current expenses and their next pay cheque or other form of income. The Company also offers a line of credit (up to $2,000) to enable customers to manage their own cash flow and build a positive credit profile. The Company earns fees and interest income on these loans, just as a bank does on longer-term loans.

In regulated Canadian provinces and in the United Kingdom (the “UK”) the Company funds payday loans directly, while in non-regulated Canadian provinces, the Company acts as a broker on behalf of payday loan customers.

Cash Store Financial also offers supplementary financial products to customers to extend the bank-like feel of the Company’s branches. These products include bank accounts, prepaid MasterCard and private label credit and debit cards, money transfers, payment insurance and prepaid phone cards. The Company has agency arrangements with a variety of companies to provide these products.

Cash Store Financial owns and operates Canada’s largest network of retail branches in the payday loan industry, with 511 branches in 241 communities nationwide. Cash Store Financial also owns and operates 25 branches in the UK.

Cash Store Financial’s 2,000 associates across Canada and the UK share a commitment to making Cash Store Financial the best choice for alternative financial services.

The Company was founded in 2001 in Edmonton, Alberta under the name of Rentcash Inc. and is listed on both the Toronto Stock Exchange (“TSX”): CSF and New York Stock Exchange (“NYSE”): CSFS.

Industry: Regulatory Change

The payday loan market is in transition from an unregulated market to varying states of regulation in Canada and the UK. Regulations across Canada are relatively new, with the first provincial regulations coming into effect in late 2009. The key components of payday loans regulation are caps on the loan size, length and fees that can be charged. In certain Canadian provinces (the “Regulated Provinces”), payday loans can be up to $1,500 and 62 days in duration. The following table shows the date regulations came into effect in each Regulated Province and their rate cap:

Province	Branches	Rate Cap (per $100)	Effective Date
British Columbia	96	$23	November 18, 2009
Ontario	178	$21	December 15, 2009
Alberta	121	$23	March 1, 2010
Manitoba	24	$17	October 18, 2010
Nova Scotia	25	$25	April 1, 2011
Saskatchewan	34	$23	January 1, 2012

FY2012 Management's Discussion & Analysis	| 4 |

The Company believes that proper industry regulation should have positive impacts for investors by leveling the competitive playing field and defining a set of rules that will limit the effects of litigation against companies in the industry who pride themselves on ethical conduct and respectful treatment of customers. However, as the regulatory system is somewhat new and varies across Canada, it may take some time to reach a state of stability.

The Company has been a strong proponent of consumer protection. Cash Store Financial voluntarily eliminated rollovers (extensions of existing loans for a fee and/or provision of new loans to pay out previous loans) in 2005 and subsequently urged governments to follow suit. Although rollovers are only prohibited in five provinces, Cash Store Financial does not engage in this practice in any Canadian province.

Cash Store Financial is the only publicly traded company in Canada to have participated fully in provincial hearings and consultations related to consumer protection.

During FY2012 and up to the date of this MD&A, the Company was subject to class action proceedings initiated in the Canadian provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, alleging non-compliance with rate caps in those provinces. The Company believes that it complied with applicable provincial regulations and intends to defend these new actions vigorously. The likelihood and amount of potential loss, if any, is not determinable at this time. See “Risks Related to the Business”.

The Company believes it is important to continue its work with compliance bodies in each Regulated Province in order to remain current with the regulatory environment.

Target Market

The Company’s target market is income earning consumers, who seek the quality service of a bank with the convenience of an alternative financial services provider. The majority of customers are 36-54 years of age.

The Company’s goal is to be the alternative financial service provider of choice in Canada. The Company believes that customers choose to do business with Cash Store Financial for a number of reasons:

•	the range of products offered;
•	the comfortable, friendly, open concept branch environment that is more bank-like than other consumer lending stores ;
•	the specialized support and committed customer service provided by well-trained associates; and
•	the convenience of the Company’s branch locations and hours.

FY2012 Management's Discussion & Analysis	| 5 |

Products & Services

Cash Store Financial offers a variety of financial products and services to customers, many of whom have limited access to other sources of credit. Through a suite of integrated financial products, the Company seeks to increase customer frequency and loyalty.

Consumer Loans & Line of Credit Fees and interest are earned on the following consumer loan products:
Payday	o Bridge loans to help customers span temporary cash shortfalls or meet emergency or unexpected expenses o Short-term, non-collateralized loans o Range from $100 to $1,500
Signature	o Short-term loan against a government source of income (Child Tax, Disability, Pension, Employment Insurance)
Line of Credit	o Up to $2,000 unsecured o Helps customers to rebuild their credit o Customers borrow as needed and repay at any time o Minimum payments are due at regular intervals o Introduced early in FY2012
Injury Claims	o Immediate cash for personal injury claims awaiting payout o Provided by Rhino Legal Finance Inc.
Diversified Financial Products These products are generally provided by a third party:
Bank Accounts: Standard & Premium	o Provided by DC Bank o Gives customers access to a variety of services o CDIC insured
Cheque Cashing	o Fast turn around o Funds transferred electronically; branches do not hold cash
Prepaid Credit Card	o Supplied by DC Bank and MasterCard o Provides the convenience of a credit card without interest or monthly payments o Can be used online
Prepaid Debit Card	o Supplied by DC Bank o Preloaded with funds for daily transactional needs and access to cash at automated teller machines (ATMs)
Money Transfer	o Provided by RIA Financial Services o Provides an easy and reliable way to pay bills or to send and receive funds worldwide
Payment Insurance	o Provided by Trans Global Insurance o Covers outstanding loan balances in the event of unexpected events such as: involuntary unemployment, accidental injury, critical illness, death, dismemberment

FY2012 Management's Discussion & Analysis	| 6 |

Average Loan Size ($000s)	Revenue Diversification - FY2009 vs. FY2012

The success of the Company’s diversification strategy is demonstrated by the shift in revenue distribution, from consumer loans making up 81% of total revenue in FY2009 to 73% in FY2012.

Operations

From 2009 – 2011, the Company aggressively grew its branch network in Canada while at the same time introducing new products. This was a deliberate move to capture market share and position Cash Store Financial as the leader at the same time as new provincial regulations governing payday loans were taking shape.

In FY2012, the Company assessed its branch network and consolidated 63 branches located in saturated markets. The Company transferred customers from affected branches to other branches in close proximity.

The Company emerged from this realignment in a much stronger position. Expenses have been reduced on a go forward basis, and the Company does not expect to lose customers or revenue because of the consolidations. The Company expects BOI and overall branch operating metrics to improve.

The Company’s branch environment is unique in the market. Because Cash Store Financial branches do not disburse cash, the Company is able to offer a comfortable, upscale, open concept floor plan where customers can sit down with a customer service advisor to discuss their needs, much like they would in a traditional bank.

This differentiated environment complements the Company’s expanded product offering, which is designed for long term customer retention.

Cash Store Financial, is committed to customer care. Treating customers fairly and respectfully and acting with integrity and honesty are the guiding principle of the Company’s business, so the Company aspires to the highest standards of customer service excellence and ethical behavior. The Company:

•	discloses all costs, including default and interest charges, upfront;

•	protects customers' privacy;

•	allows customers to rescind their loan within 24 hours;

•	advance loans only up to a maximum under Company policy; and

•	employs collection practices that are fair and in full compliance with provincial regulations.

If a customer is dissatisfied with any aspect of their dealings, the Company has a formal complaints procedure.

FY2012 Management's Discussion & Analysis	| 7 |

Branch Maturity

The Company believes that the distribution of branches provides important insight to investors on future growth potential. Approximately 25% of the branches in the Company’s network are under three years old (immature to early maturity) and the Company sees significant near-term potential to increase revenue and BOI based solely on the existing branch network.

Canadian Operations

With 511 branches across nine provinces and two territories, Cash Store Financial is the dominant brand in all key markets and the largest alternative financial services provider in Canada. In conjunction with the rollout of regulations in provinces across the country, Cash Store Financial’s strategy has been to grow aggressively to build market share and create a barrier to entry to competitors.

As the established leader in the Canadian market for the past several years, Cash Store Financial shifted its focus to optimizing operations. Throughout FY2012 (primarily in the third and fourth quarters), the Company consolidated 63 branches at a total cost of $1.5 million. This realignment is already bearing results. Revenue per branch improved in the fourth quarter and revenues, customer count and loan volume have all increased.

The strategy for Canadian operations is to continue to improve operating efficiency, focus on maturing newer branches and expand opportunistically into underserved markets.

UK Operations

The Company opened its first branch in the UK in 2010 and had 12 branches by the end of FY2011. In FY2012, the number of branches in the UK more than doubled to 25. The UK is a logical market for international expansion because it has a similar economic and cultural environment to Canada. With a denser population than North America, the Company believes the UK network has the opportunity to earn higher revenue and BOI and mature more quickly than comparable Canadian branches.

Giving Back

As a successful company, Cash Store Financial takes giving back to the communities where it does business seriously. To provide the biggest impact that has nation-wide appeal, the Company is partnered with the Canadian Diabetes Foundation. Part of the Company’s fundraising activities is to host Freedom runs across Canada. In FY2012, Cash Store Financial hosted 15 Freedom runs and sponsored 5 runs for diabetes. To date these efforts have helped contribute over $1 million to this cause.

FY2012 Management's Discussion & Analysis	| 8 |

Strategy

NOTE: This section contains forward-looking information. By its nature, forward-looking information requires that certain assumptions be made and is subject to inherent risks and uncertainties. Please see Forward-Looking Information (page 2) and Risks Related to the Business (page 33) for additional information on the factors that could cause results to vary.

A Look Back

The Company’s goals in FY2012 were: (i) to remain Canada’s leading provider of alternative financial products and services; and (ii) to grow the Company’s presence in the UK.

To achieve this objective, the Company focused on four strategic priorities in FY2012:

Strategic Priority	Progress
1. Accelerate the direct lending model to replace brokering loans on behalf of customers. This will reduce the cost of capital and increase our interest income and cash flow.

o    In January 2012, the Company completed a private placement of senior secured notes for proceeds of $125.2 million, which enabled the Company to acquire a portfolio of loans held by third-party lenders and begin direct lending in the Regulated Provinces.

2. Introduce additional products & services and continue to diversify revenues beyond payday loans and grow these products to make up a larger percentage of the Company’s total revenue.

o    Since 2010, the Company has introduced a number of products to diversify the revenue mix.

o    In early FY2012, the Company introduced a Line of Credit product.

o    In FY2012, the Company invested in the development of several new products to be introduced in 2013 and beyond. This includes our Term Life Insurance, which is currently in user acceptance testing in a limited number of branches.

o    The Company’s integrated product portfolio is complemented by a differentiated branch experience and commitment to customer service excellence.

o    By providing an expanded and integrated suite of financial products to meet all customer needs, the Company seeks to establish long-term relationships to build recurring revenue streams.

3.   Grow Canadian Operations:

a.   Drive market penetration

o    Maximize branch potential

o    Improve BOI

o    Educate branch associates

b.   New branch openings

o    Expand through organic growth in underserved communities

o    The Company’s primary focus in FY2012 was to improve branch operating efficiency and focus on maturing newer branches. Branches opened since October 1, 2009 make up 25% of Cash Store Financial’s network.

o    The Company consolidated operations, moved clients to nearby branches and was able to retain a majority of clients and revenue.

o    BOI improved in the fourth quarter.

o    The Company continued to develop and build capability in operations management group through training and targeted programs such as:

o    Coaches program, where new associates received mentorship and guidance from Day 1 to the end of their probation period,

FY2012 Management's Discussion & Analysis	| 9 |

o Cash Store Financial TV, and o Cash Store Financial College online training program.
4. Pursue International Expansion: Establish the infrastructure to facilitate aggressive expansion in the UK

o    The Company established the corporate infrastructure (including centralized collections, training and human resources) to support a larger footprint.

o    Barret Reykdal assumed the role of President and Chief Operating Officer, UK – Barret was instrumental in the Company’s rapid expansion in the Canadian market and brings his previous industry in Canada to the UK market.

o    The Company more than doubled its UK branch network to 25 branches (FY2011 – 12).

The Road Ahead

In FY2012 the Company has made significant progress in key areas that lay the foundation for transforming the business for the future, including the transition to direct lending, new product introductions and laying the framework for planned expansion in the UK.

The Company’s long-term goal is to become the premier financial service provider to consumers in its target markets by complementing the products and services of traditional banks and providing a step up for those consumers who do not have access to traditional bank products.

The Company will continue to move upstream by building on its differentiated branch environment, introducing new products and services that will maintain customer relationships for longer time periods and shifting the focus from short-term payday loans to longer term, insurance-backed line of credit products.

Specific strategies for 2013 and beyond include:

Platform & Distribution Growth

o	Continue to optimize branch operations
o	Continue methodical expansion into underserved markets
o	Mature branch network through training and incentive programs
o	Develop online lending platform and internet presence

Product Growth

o	Continue to focus on non-loan products
o	Continue to move upstream and bridge the gap between payday loans and the products of traditional banks
o	Help customers achieve greater financial freedom through graduated products that will help them rebuild their credit

Improved Margin Management

o	Continue to focus on cost savings and branch operating metrics
o	Improve collections

Risk Management

o	Continue to proactively manage risk to protect Cash Store Financial from changes in funding markets, interest rate, currency fluctuations and regulatory environment
o	Diversify and lower capital costs

FY2012 Management's Discussion & Analysis	| 10 |

Key Resources & Competencies

NOTE: This section contains forward-looking information. By its nature, forward-looking information requires that certain assumptions be made and is subject to inherent risks and uncertainties. Please see Forward-Looking Information (page 2) and Risks Related to the Business (page 33) for additional information on the factors that could cause results to vary.

Experienced Leadership

In FY2012, the Company realigned its senior leadership team. The Company increased both depth and industry experience with the additions of Kevin Paetz (President and Chief Operating Officer, Canadian Operations) and Craig Warnock (Chief Financial Officer).

Kevin has over 20 years of broad leadership experience in retail consumer finance, most recently with Dollar Financial Group where he served in a variety of leadership positions: Vice President Acquisitions, Vice President of Operations, United Kingdom, and Vice President, Field Operations Canada. Kevin has a clear mandate to optimize operations to improve sales and profitability.

Craig brings over 25 years of senior financial management and financial institution experience. Craig previously served as CFO and Executive Vice President and Treasurer with ATB Financial.

Barret Reykdal, who was instrumental to the Company’s rapid growth in the Canadian market, was redeployed as President and Chief Operating Officer, UK Operations where he will apply his experience to expand the Company’s presence in this high potential market.

Collectively, the leadership team has extensive experience in the retail finance industry. This places the Company in a solid position to execute the Company’s strategy.

A Motivated Operations Team

Branch employees are the primary customer touch point, so the Company invests in training and development initiatives to ensure that they are knowledgeable about the product offering and share the Company’s commitment to providing an exceptional customer experience. Branch associate training and communication programs include:

o	Coaches Program: a mentoring program that matches an experienced branch manager to new associates and provides for regular assessment and feedback through the new associates first 90 days.
o	Cash Store Financial College: an online training program focused on regulatory compliance and product knowledge.
o	Cash Store Financial TV: a daily news network for communicating with branch employees.

As a growth company, Cash Store Financial offers employees an exceptional opportunity for advancement.

FY2012 Management's Discussion & Analysis	| 11 |

Operating Efficiency

The Company began the rollout of a custom developed information management system to its branch network in FY2012. This information management system is designed to:

o	Enable better information collection and subsequent analysis
o	Enable a more agile response to business changes through improved operating visibility
o	Support the internal decision making process
o	Enhance the Company’s ability to provide target solutions to customers
o	Improve collections
o	Improve operating efficiency

The information management system began a staged rollout in late FY2012 and will continue through FY2013.

FY2012 Management's Discussion & Analysis	| 12 |

Performance

NOTE: This section contains forward-looking information. By its nature, forward-looking information requires that certain assumptions be made and is subject to inherent risks and uncertainties. Please see Forward-Looking Information (page 2) and Risks Related to the Business (page 33) for additional information on the factors that could cause results to vary.

FY2012 Highlights

Transition to Direct Lending

The Company transitioned from brokering loans on behalf of customers to a direct lending model for the majority of the Canadian operations. The Company achieved this by issuing $132.5 million in senior secured notes to acquire a portfolio of consumer loans in the Regulated Provinces from third-party lenders for total consideration of $116.3 million. At the date of acquisition, the gross contractual principal and income of the acquired loan portfolio was $319.9 million.

Management’s strategic rationale for the acquisition is comprised of several factors, including:

•	To take advantage of a regulated environment in certain provinces allowing the Company to access debt;
•	To reduce the cost of capital and increase profit margins in providing payday advances in regulated provinces;
•	To ensure the continued availability of flexible third-party sources of funds for business in unregulated jurisdictions;
•	To move towards a self-funding model comparable to the Company’s publicly traded peers;
•	To provide exposure to the capital markets through debt which may attract additional equity and investors resulting in a wider institutional investor base;
•	To provide a long-term capital solution with the potential for future capital raises to support the ongoing growth of the business; and
•	To protect the portfolio of loans against a competitor acquisition.

As part of the transaction, in addition to the consumer loans receivable the Company also assigned fair values to the intangible assets, comprised of non-compete agreements from the third-party lenders, benefits of continuing to have favourable relationships and access to the capital of those third-party lenders and acquired proprietary knowledge of the third-party lenders.

Management also allocated a portion of the consideration paid as a premium paid to acquire the loan portfolio. In accordance with U.S. GAAP, the Company determined that the premium settled pre-existing relationships between the Company and third-party lenders. Accordingly, the premium to acquire the loan portfolio was measured at its fair value and recorded as an expense in the consolidated statement of operations as part of the acquisition transaction.

The contractual broker arrangements between the Company and the third-party lenders did not obligate the Company to pay retention payments, compensate for loan losses without cause or provide a guaranteed rate of return on the pool of funds advanced. However, the compensation paid to the third party lenders as part of the transaction recognized the loss of future retention payments and the ability to earn future returns on capital under the existing broker contracts.

FY2012 Management's Discussion & Analysis	| 13 |

The determination of fair value of each component of the transaction was subject to management judgment and estimates of future cash flows, collection rates, forecasts and assumptions. The total consideration was allocated as set forth below:

Consumer loan portfolio	$50,014
Non-compete agreement	15,524
Favourable supplier relationships	14,220
Proprietary knowledge	2,280
Premium paid to acquire the loan portfolio	36,820
Deferred tax liability	(2,524)
Total purchase price	$116,334

Between February 1 and September 30, 2012 the Company generated over $475 million in loan volume as a result of the acquisition of the consumer loan portfolio.

Operational Highlights

The Company assessed branch performance across Canada and the initiative for consolidating branches yielded increases to revenue, loan volume, BOI and EBITDA in the fourth quarter. The Company believes it is on the right path for improved operating efficiency throughout 2013.

The Company continued to expand operations in the UK with 13 new branch openings during the year. In conjunction with this expansion, the Company invested in corporate infrastructure to support continued growth in the UK.

Overall Performance

FY2012 consolidated revenue of $187.4 million was relatively flat compared to $189.9 million in FY2011. Revenue from Canadian operations decreased by $10.2 million as a result of a difference between revenue recognition policies under a direct lending model and a broker model which resulted in direct lending requiring that the Company defer loan fees over the loan term and a reduction in loan volume. In the fourth quarter, the Company focused on increasing the payday loan customer base and loan volume. The reduction in revenue in Canada was offset by an increase in revenue in the UK because of continued new branch openings and the maturation of existing branches.

EBITDA for FY2012 was negative $30.8 million, down from $24.5 million in FY2011. In FY2012, the Company recorded $44.8 million of charges, comprised of a $36.8 million premium paid to acquire the loan portfolio, $5.0 million related to asset impairments and branch consolidations and a $3.0 million increase to the loan loss provision in the UK combined with an increase in corporate costs.

Diluted EPS was a $2.47 loss compared to a $0.51 gain in the prior year.

Cash balances remained steady at $19.1 million as at September 30, 2012 compared to $19.3 million on the same date in 2011. Cash provided by operating activities was $12.3 million, down from $14.0 million in FY2011 as the Company continued to increase its consumer loan portfolio since it was acquired earlier in the year.

FY2012 Management's Discussion & Analysis	| 14 |

Selected Annual Information

($000s, except for per share amounts, number of loans and branch count)	15 Months Ended 30-Sept-2010[1]	12 Months Ended 30-Sept-2011	12 Months Ended 30-Sept-2012	2012 vs. 2011 % change
Consolidated results
Canadian branch count	542	574	511	(11%)
UK branch count	2	12	25	108%
Total branches	544	586	536	(9%)

Loan volume	$938,483	$821,404	$797,711	(3%)
Number of Loans (000’s)	1,805	1,404	1,371

Revenue
Loan fees	$170,659	$136,623	$137,994	1%
Other income	49,859	53,276	49,418	(7%)
	220,518	189,899	187,412	(1%)
Branch expenses
Salaries and benefits	62,265	57,576	55,082	(4%)
Retention payments	28,167	26,786	9,968	(63%)
Selling, general and administrative	21,673	17,518	17,770	1%
Rent	17,868	18,216	18,701	3%
Advertising and promotion	5,535	5,440	4,828	(11%)
Provision for loan losses	788	2,559	31,003	1112%
Depreciation of property and equipment	7,006	6,803	6,843	1%
Branch operating income	77,216	55,001	43,217	(21%)

Regional expenses	13,359	16,750	17,279	3%
Corporate expenses	21,127	18,266	22,753	25%
Interest expense	-	-	11,623
Branch closure costs	-	-	1,574
Impairment of property and equipment	-	-	3,425
Other depreciation and amortization	2,055	2,112	5,973	183%
Premium paid to acquire the loan portfolio	-	-	36,820
Income before income taxes and class action settlements	40,675	17,873	(56,230)	(415%)
Class action settlements	2,915	3,206	-	(100%)
Net income (loss) and comprehensive income (loss)	$26,464	$9,042	$(43,089)	(589%)
EBITDA	48,100	24,514	(30,835)	(226%)
Adjusted EBITDA	73,973	48,873	30,015	(39%)
Weighted average number of shares outstanding
basic	16,913	17,259	17,432	1%
diluted	17,522	17,663	17,432	(1%)

Basic earnings (loss) per share	$1.56	$0.52	$(2.47)	(572%)
Diluted earnings (loss) per share	$1.51	$0.51	$(2.47)	(583%)
Consolidated balance sheet information
Working capital	$14,980	$16,023	$62,068	287%
Total assets	115,045	121,807	200,747	65%
Total long-term liabilities	$9,882	$8,991	$137,375	1428%

Note:1The Company changed its year end from June 30 to September resulting in a 15-month fiscal year ended September 30, 2010

FY2012 Management's Discussion & Analysis	| 15 |

Results of Operations

Branches

During FY2012, the Company consolidated 63 underperforming branches in Canada and transferred customers from affected branches to nearby branches. The Company expects to see lower branch costs going forward, and does not anticipate a decrease in overall loan volume as a result of these consolidations. The Company does not anticipate any significant additions to its branch count in Canada for FY2013.

In the UK, the Company opened 13 new branches for a total of 25 branches.

Revenue

Loan Volume

Total loan volume was $797.7 million for FY2012, down 2.9% from $821.4 million in FY2011. Loan volume in Canada decreased by $50.2 million primarily in the second and third fiscal quarters. In the fourth quarter the Company refocused on payday loans, which resulted in increasing customer base and loan volume growth in line with historic levels. The decrease in loan volume in Canada was partially offset by loan volume growth of $26.5 million in the UK as a result of continued expansion.

The Company measures loan volume based on the cash and fees that customers receive.

FY2012 Management's Discussion & Analysis	| 16 |

Loan Fees

Despite a decrease in total loan volume, loan fees for FY2012 increased by $1.4 million (1.0%) compared to FY2011. Loan fees include either:

•	payday loan fees on direct loans, or
•	fees charged for brokering loans on behalf of customers

	Third Party Loans	Direct Loans	Total
For the year ending September 30, 2012:
Loan fees	$49,997	$87,997	$137,994
Interest	-	3,962	3,962
Default Fees	$10	$1,724	1,734
For the year ending September 30, 2011:
Loan fees	$126,681	$9,943	$136,623
Interest	-	523	523
Default Fees	3,429	150	3,579

Loan fees in the Regulated Provinces are capped at various rates. This cap includes principal and interest. In FY2011 and early FY2012, when the Company brokered loans in Regulated Provinces, the Company gave the interest portion of the loan fee to the third-party lenders. In February 2012 when the Company started direct lending, the Company began recognizing the entire loan fee as revenue, resulting in increased loan fee revenue for FY2012. As the Company did not operate under the direct lending model for the full year, direct loans will continue to increase as a percentage of total loan fees. Loan fees as a percentage of loan volume increased to 17.3% in FY2012 from 16.6% in FY2011.

Average branch revenue for the 13 new UK branches opened in FY2012 was $292,000. This is strong revenue for first year branches, which is attributable, in part, to the fact that all the new branches were opened in the first quarter and thus had nearly a full year of operation. The trend in the Company’s UK branches has also been for branches to mature more quickly than their Canadian counterparts.

Other Income

Other income includes default and interest charges on overdue loans, cheque cashing, and agency fees earned from ancillary products (such as bank accounts, debit cards and prepaid credit cards, insurance, money transfers and prepaid phone cards).

FY2012 consolidated other income decreased by $3.9 million or 7.2% compared to FY2011. The total change is represented by a $4.5 million decrease in Canada offset by increases as a result of growth in the UK. The decrease in Canadian other income is primarily a result of $4.0 million in collections of default and interest charges on overdue loans related to the acquired loan portfolio being recognized as a reduction to consumer loans receivable (net) rather than in other income. In addition, the decrease related to fewer customers choosing to purchase optional insurance and prepaid cards. The Company continues to refine and optimize how it presents the value of ancillary services to our customers. This decrease was partially offset by increases in late interest and default fees of $1.6 million as a result of the commencement of direct lending activities.

Branch Operating Income

BOI of $43.2 million for FY2012 was down from $55.0 million compared to FY2011, primarily as a result of an increase in the net provision for loan losses and retention payments of $11.6 million. The Company realized $2.4 million in savings in branch expenses in FY2012, most of which arose in the fourth quarter. The Company attributes these savings to lower incentive plan costs, increased cost controls and to the branch consolidations that occurred during FY2012. The Company expects continued cost savings for FY2013. Fourth quarter BOI was 37% of revenue compared to 29% for the fiscal year.

FY2012 Management's Discussion & Analysis	| 17 |

Expenses

Loan Losses Related to Direct Lending

The Company’s provision for loan losses recorded on the consolidated statement of operations includes all estimated uncollectible contractual principal and loan fees. The provision for loan losses is reduced by any recoveries realized after loans are charged off. Collections of late interest and fees on loans that have not been charged off are recorded in other income on the consolidated statement of operations. Further, all amounts collected in relation to acquired loans, whether or not the loans have been charged-off, are recorded as a reduction to the acquired loans portion of consumer loans receivable, net.

When evaluating the Company’s overall loan loss rate, management considers the provision for loan losses, recoveries recorded in other income and recoveries recorded against the acquired portion of consumer loans receivable, net. The table below presents a calculation of loan losses considering the items described above:

	12 Months Ended 30-Sept-2011	12 Months Ended 30-Sept-2012
Provision for loan losses	$2,559	$31,004
Interest and default fee recoveries recognized as other income	(673)	(5,686)
Interest and default fee recoveries on acquired loans recognized as a reduction to acquired consumer loans receivable, net	-	(2,644)
Normalized provision for loan losses	1,886	22,674

Loan volume for direct loans	55,141	516,083
Normalized loan loss rate as a percentage of loan volume	3.4%	3.9%

The increase in FY2012 was as a result of higher direct loan volumes and a $3.0 million addition to the UK loss provision.

Comparison of the Costs of Brokering to Direct Lending

Before transitioning to direct lending, the Company paid voluntary retention payments to third-party lenders. These payments partially compensated third-party lenders for loan losses as well as interest on capital that was advanced to the Company. Third-party lenders also received an interest component of loan fees. Upon transition to the direct lending model in the second quarter of FY2012 the Company recorded interest expense on senior secured notes and a provision for loan losses on direct lending activities. Although the Company is not contractually required to make retention payments, the Company expects that it will continue to record retention payments for brokered loans in non-regulated provinces. In addition, the Company previously gave a portion of loan fees to third-party lenders as an interest component (see discussion on consumer loans receivable, net page 23).

FY2012 Management's Discussion & Analysis	| 18 |

The following table provides a FY2012 vs. FY2011 comparison of total interest and loan loss related costs:

	12 Months Ended 30-Sept-2011	12 Months Ended 30-Sept-2012
Interest portion of loan fees paid to third party lenders	$15,864	$5,299
Normalized provision for loan losses calculated above	1,886	22,674
Retention payments	26,786	9,968
Interest expense	-	11,623
Total	44,536	49,564

Loan volume	821,404	797,711
Total as a percentage of loan volume	5.4%	6.2%

The increase in FY2012 was as a result of a $3.0 million increase to the UK loss provision as well as an increase in other loss provisions.

Depreciation of Property and Equipment and Amortization of Intangible Assets

Depreciation of property and equipment was reduced to $7.7 million compared to $7.9 million in FY2011. This reduction was a result of a lower cost base due to the $3.4 million impairment recorded during the year.

Amortization of intangible assets increased to $5.1 million from $1.0 million in FY2011 because the Company acquired proprietary knowledge, non-compete agreements and favorable supplier relationships when loans were acquired from third-party lenders in Q2.

Impairment of Property and Equipment and Branch Closure Costs

Costs of $5.0 million were recognized for write offs of property and equipment, lease buy-outs, employee severance and other costs related to the consolidation of 63 of the Company’s branches

Net Income (Loss)

For FY2012 the Company recorded a net loss of $43.1 million, down from net income of $9.0 million in FY2011.

Included in the net loss were $44.8 million of charges, comprised mainly of a $36.8 million premium to acquire the loan portfolio, a $3.0 million addition to the UK loan loss provision, $1.6 million in branch closure costs and $3.4 million of impairment to property and equipment.

These charges combined with higher corporate and regional expenses caused EBITDA to decrease to negative $30.8 million from $24.5 million in FY2011. Adjusted EBITDA decreased from $48.9 million to $30.0 million.

FY2012 Management's Discussion & Analysis	| 19 |

Summary of Quarterly Results

($000s, except for per share amounts and branch figures)		2011				2012
		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Consolidated Results
No. of branches	Canada	566	573	574	574	573	569	529	511
United Kingdom		4	6	8	12	23	25	25	25
		570	579	582	586	596	594	554	536
Loan volume		$216,290	$198,775	$204,616	$201,720	$199,611	$191,030	$199,861	$207,210
Revenue
Loan fees		$36,314	$32,813	$33,944	$33,552	$32,892	$30,545	$36,204	$38,353
Other income		11,419	13,247	14,985	13,625	12,956	11,544	12,454	12,464
		47,733	46,060	48,929	47,177	45,848	42,089	48,658	50,817
Branch expenses
Salaries and benefits		14,382	14,113	14,591	14,490	14,397	14,824	13,672	12,189
Retention payments		7,189	6,578	6,775	6,244	6,557	2,271	554	586
Selling, general and administrative		4,194	4,680	4,481	4,156	4,408	4,816	4,416	4,130
Rent		4,405	4,567	4,589	4,656	4,720	4,849	4,659	4,473
Advertising and promotion		1,426	1,303	1,313	1,398	1,542	975	1,153	1,158
Provision for loan losses		663	654	662	580	668	10,798	10,104	9,433
Depreciation of property and equip.		1,660	1,687	1,710	1,744	1,776	1,785	1,675	1,607
Branch operating income		13,814	12,478	14,808	13,909	11,780	1,771	12,425	17,241

Regional expenses		4,193	3,863	4,169	4,523	4,734	4,589	4,251	3,705
Corporate expenses		4,043	4,256	4,804	5,171	5,027	6,625	5,394	5,707
Interest expense		-	-	-	-	-	2,892	4,355	4,376
Branch closure costs		-	-	-	-	-	-	908	666
Impairment of property and equipment		-	-	-	-	-	3,017	-	408
Premium paid to acquire the loan portfolio		-	-	-	-	-	36,820	-	-
Other depreciation and amortization		540	548	456	570	583	1,503	1,770	2,117
Net income (loss) before income taxes and class action settlements		5,038	3,811	5,379	3,645	1,436	(53,675)	(4,253)	262
Class action settlements		-	-	3,206	-	-	-	-	-
Net income (loss) and comprehensive income (loss)		$3,352	$2,500	$1,155	$2,035	$989	$(41,030)	$(3,440)	$392
EBITDA		7,500	6,260	4,545	6,207	4,091	(47,274)	3,764	8,584
Adjusted EBITDA		13,022	11,835	12,853	11,161	9,435	2,428	6,960	11,192
Basic earnings (loss) per share		$0.20	$0.15	$0.07	$0.12	$0.06	$(2.35)	$(0.20)	$0.02
Diluted earnings (loss) per share		$0.19	$0.14	$0.07	$0.12	$0.06	$(2.35)	$(0.20)	$0.02

Loan volume, revenue, and BOI have increased steadily in the last half of FY2012. Results for FY2011 and early FY2012 were negatively impacted by rate compression in the regulated provinces partially offset by growth in other revenue. In Q2-2012 the Company transitioned to the direct lending model and began a comprehensive evaluation of its branch network, resulting in charges for impairment and branch closure costs in the last half of FY2012. The transition to the direct lending model also impacted the Company’s revenue recognition policies.

FY2012 Management's Discussion & Analysis	| 20 |

Although the Company’s business is not significantly affected by seasonality, the Company typically experiences its strongest revenues in the third and fourth quarters (which correspond with tax season and the summer months) followed by the first quarter (Christmas/holiday season). The second quarter is typically the weakest. In addition to seasonal demand, quarterly results are impacted by the number and timing of new branch openings.

Fourth Quarter

Revenue

Loan volume and revenue increased by 8.0% and 4.7% respectively compared to the same quarter last year and 3.7% and 4.4% compared to Q3-2012.

Compared to Q4-2011, approximately half of the increase in revenue can be attributed to expanded UK operations. The remainder of the increase is a result of an overall increase in loan volume and recording the interest portion of loan fee revenue in the Regulated Provinces. That interest went to third-party lenders in FY2011.

Compared to Q3-2012, increasing maturity of the UK branches combined with a focus on regaining customers and growing payday loans in Canada contributed to the increases in both revenue and loan volume.

Branch Operating Income

Q4-2012 BOI of $17.2 million increased by $5.2 million (24.0%) from the same quarter in the prior year as a result of both an increase in revenue and a decrease in branch expenses. Branch expenses, excluding the provision for loan losses and retention payments, decreased by $2.9 million. Branch expenses decreased by $2.0 million compared to Q4-2011 due to lower salaries and benefits and lower operating expenses as a result of reduced branch count combined with an increased focus on cost control.

BOI increased $4.8 million from Q3-2012 due to both an increase in loan fee revenue and a decrease in branch expenses.

BOI margin was 33.9% in Q4-2012 compared to 29.4% in Q4-2011 and 25.5% in Q3-2012 indicating improved operating efficiency.

Loan Losses Related to Direct Lending

The following table presents normalized loan losses for compared to Q3-2012.

	3 Months Ended 30-Sept-2011	3 Months Ended 30-Jun-2012	3 Months Ended 30-Sept-2012
Provision for loan losses	$580	$10,104	$9,433
Interest and default fee recoveries recognized as other income	(196)	(1,552)	(2,295)
Interest and default fee recoveries on acquired loans recognized as a reduction to acquired consumer loans receivable, net	-	(867)	(397)
Normalized provision for loan losses	384	7,685	6,741

Loan volume for direct loans	13,008	188,151	195,026
Normalized loan loss rate as a percentage of loan volume	3.0%	4.1%	3.5%

The normalized provision for loan losses decreased to 3.5% of loans originated in Q4-2012 from 4.1% in Q3-2012 as a result of improved collections in the UK and increased recoveries of interest and default fees. When compared to the same quarter in the prior year, the normalized provision for loan losses increased as a result of an increase in the loss provision for the UK.

FY2012 Management's Discussion & Analysis	| 21 |

Net Income

Net income for the quarter was $392,000, a decrease of $1.6 million (80.8%) compared to the same quarter last year and an increase $3.8 million (111.4%) compared to Q3-2012. Net income in the quarter was negatively impacted by $1.1 million of non-recurring branch closure costs and impairment of property and equipment.

Net income in Q4-2012 compared to Q3-2012 increased as a result of increased loan volumes and revenue and improved operating efficiency following the consolidation of 63 branches in the third and fourth quarters.

Liquidity and Capital Resources

For FY2012 the Company relied on cash generated from operating activities to fund consumer lending operations, finance working capital and capital expenditures and execute its planned growth strategy.

Funds advanced from third-party lenders are restricted and can only be used for consumer lending. In FY2012 the Company used funds advanced from third-party lenders to broker loans to customers in unregulated provinces. The Company also transfers loans to third-party lenders to manage excess float and day-to-day working capital requirements. During FY2012 as part of the normal course of operations the Company transferred $17.6 million of net consumer loans receivable to third-party lenders in exchange for cash.

To fund working capital and growth in consumer loans receivable in the future, the Company will obtain credit facilities as permitted under the terms of the indenture governing senior secured notes, should they become available to the Company. In the absence of such credit facilities, the Company will continue to rely on cash generated from operating activities and transferring consumer loans receivable to third-party lenders to fund future working capital and growth requirements.

Cash Flow

Cash balances remained steady, $19.1 million as at September 30, 2012, compared to $19.3 million at the end of FY2011.

During FY2012 the Company raised $117.1 million, net of issuance costs, by issuing senior secured notes. These funds were used to acquire the portfolio of consumer loans from third-party lenders in the Regulated Provinces and for general corporate purposes.

Cash provided by operating activities was $12.3 million, down from $14.0 million in FY2011. Increases to non-cash expenses including depreciation and amortization, loan loss provision, and impairment of property and equipment were offset by an increase in consumer loans receivable and a decrease in accounts payable and accrued liabilities in FY2012. Consumer loans receivable increased by $8.6 million as the Company continued to grow its consumer loan portfolio. Accounts payable and accrued liabilities decreased by $430,000 because of a reduced amount of cash advanced from third-party lenders as the Company transitioned to direct lending.

Senior Secured Notes

On January 31, 2012, the Company completed a private placement offering in Canada and the US for $132.5 million of 11.5% senior secured notes (the “Notes”). The Notes mature on January 31, 2017 and bear interest semi-annually on January 31 and July 31 each year. The notes were issued at a price of 94.608% resulting in an effective interest rate of 13.4%.

The indenture governing the Notes contains certain covenants that limit the Company’s ability to:

•	incur or guarantee additional indebtedness;
•	make capital expenditures;
•	make certain investments and acquisitions;

FY2012 Management's Discussion & Analysis	| 22 |

•	amend the Company’s dividend policy or pay dividends or make distributions on capital stock or make certain other restricted payments;
•	sell assets, including capital stock of the Company’s restricted subsidiaries;
•	enter into transactions with affiliates;
•	create or incur liens;
•	agree to payment restrictions affecting restricted subsidiaries;
•	amend underwriting standards;
•	form subsidiaries or fund foreign subsidiaries; and
•	consolidate, merge, sell or otherwise dispose of assets, except those in the ordinary course of operations.

The ability to declare and pay dividends is subject to compliance with a restricted payment covenant stipulated in the Indenture governing the Notes. The Company remains in compliance with all of the covenants under this Indenture.

In the event of specified change of control events, holders of Notes will have the right to require the Company to purchase all or a portion of the Notes at a purchase price in cash equal to 101% of the principal amount purchased, plus accrued interest to the date of purchase. In addition, upon certain asset sales, we may be required to use the net proceeds of such sales to offer to repurchase a portion of the Notes at a price in cash equal to 100% of the principal amount purchased, plus accrued and unpaid interest to the date of purchase.

Under the terms of the Notes, the Company may redeem up to 35% of the Notes with the net proceeds of certain equity offerings at a redemption price equal to 111.5% of the principal amount redeemed, plus accrued and unpaid interest to the redemption date any time before July 31, 2014. The Notes are redeemable in whole or in part, at any time on or after July 31, 2014 at the redemption prices (expressed as percentages of principal amounts) in the table below, plus accrued and unpaid interest:

For the period	Percentage
On or after July 31, 2014	103.084%
On or after January 31, 2015	102.091%
On or after July 31, 2015	101.127%
On or after January 31, 2016	101.194%
On or after July 31, 2016	100.000%

The indenture governing the Notes contains a first lien carve out that allows us to obtain credit facilities of up to $32.5 million.

Proceeds from the issuance of the Notes were $125.2 million. The Company used $116.3 million of the proceeds to acquire a portfolio of loans from third party lenders. $8.2 million of the proceeds were used to pay fees and expenses related to the issuance and remainder was used for general corporate purposes.

Consumer Loans Receivable, Net

During FY2012, the Company increased its overall consumer loans receivable balance to $32.4 million from $4.8 million at September 30, 2011. Since the acquisition of $50.0 million in consumer loans receivable on January 31, 2012 the Company grew its consumer loans receivable balance a further $8.8 million by September 30, 2012. This increase was offset by $17.6 million of net consumer loans receivable transferred to third-party lenders in exchange for cash. For FY2012, the Company funded all its consumer loans in the UK internally.

The Company closely monitors the performance and collections on the acquired loan portfolio. The Company assigned a fair value of $50.0 million to the acquired loans with contractual principal and income of $319.9 million. Through cash collections, net of accretion, the carrying value of the acquired loans decreased to $6.6 million by September 30, 2012 on a remaining contractual principal and income of $275.3 million. The carrying amount of the acquired loan portfolio is heavily dependent on internal estimates of the ultimate collectability of the portfolio and the Company’s ability to continue to maintain its targeted level of cash collections on those loans. Changes to the Company’s estimates could materially impact the Company’s consolidated financial statements.

FY2012 Management's Discussion & Analysis	| 23 |

The Company also continues to closely monitor the provision for loan losses on direct loans based on historic loss rates, current collection patterns, and economic trends. During FY2012 the Company recorded an addition to the provision for loan losses for its UK operations of $3.0 million. The Company changed its lending criteria and improved collections in FY2012 and loan loss rates are now approaching levels that are comparable to the Company’s Canadian operations as a result. The provision for loan losses relies on estimates of future collections. Changes to the Company’s estimates could materially impact the Company’s consolidated financial statements.

In FY2012, 60.8% of the Company’s payday loans were repaid in full on or before the due date. When loans become overdue, where regulations permit, additional interest and/or default fees may apply. Late interest and default fees are recorded once collected. Post-default annual interest rates range from 30% to 59%.

Third-Party Lenders and Retention Payments

The Company has entered into written business arrangements with a number of third-party lenders who are prepared to consider lending to the Company’s customers or to purchase loans originated by the Company in the Regulated Provinces. Pursuant to these agreements, services related to the collection of documents and information as well as loan collection services are provided to the third-party lenders. The agreements also provide that the third-party lenders are responsible for losses suffered because of uncollectible loans provided the Company has fulfilled the duties required under the terms of the agreements. If the Company does not properly perform its duties and the lenders make a claim under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

The Board of Directors regularly approves a resolution authorizing the Company to pay up to a certain amount of retention payments per quarter to third-party lenders as consideration to those lenders who continue to be willing to fund advances to the Company’s customers. The Company does not guarantee a return to third-party lenders, however it does make voluntary retention payments to offset the impact of the loan losses third-party lenders experience. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

Short-term advances in non-regulated Canadian provinces, representing approximately 7% of the Company’s total short term advances, are provided directly to customers by independent third-party lenders.

The Company’s contingent risk is the balance of the third-party lenders loan portfolio and loans transferred to the third-party lenders, which totalled $27,792 as at September 30, 2012 (FY2011 - $104,112). To date, no claims have been made by third-party lenders and the Company has not made payments or accrued amounts pursuant to the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the lenders.

Contractual Obligations

	Payments due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Senior Secured Notes	$198,529	$15,238	$45,713	$137,579	$ nil
Capital Lease Obligations	7,281	1,565	2,335	681	2,700
Operating Leases	72,769	19,261	32,920	7,923	12,665
Total contractual obligations	278,579	36,064	80,968	146,183	15,365

Dividends

The Board of Directors reviews the Company’s dividend distribution policy on a quarterly basis. This review includes evaluating the financial position, profitability, cash flow and other factors that the Board of Directors considers relevant. The ability to declare and pay dividends is subject to compliance with a restricted payment covenant stipulated in the indenture governing the Notes.

FY2012 Management's Discussion & Analysis	| 24 |

The following table shows dividend history for the Company for the last 3 fiscal years:

Date declared	Date paid	Dividend per Common Share	Total amount paid ($000’s)
September 9, 2009	September 24, 2009	$0.14	$2,342
October 28, 2009	November 26, 2009	0.10	1,676
February 10, 2010	February 25, 2010	0.10	1,694
May 11, 2010	May 26, 2010	0.10	1,701
August 11, 2010	August 26, 2010	0.10	1,707
December 6, 2010	December 21, 2010	0.10	1,710
February 7, 2011	February 21, 2011	0.12	2,062
May 9, 2011	May 24, 2011	0.12	2,084
August 10, 2011	August 25, 2011	0.12	2,073
November 16, 2011	December 14, 2011	0.12	2,091
February 8, 2012	March 7, 2012	0.12	2,091
May 10, 2012	June 7, 2012	0.06	1,039
August 10, 2012	September 7, 2012	0.06	1,049

Outstanding Share Data

As at December 28, 2012, the Company had 17,571,813 common shares outstanding. There were also 1,131,402 options to purchase common shares outstanding, which if exercised, would provide the Company with proceeds of approximately $10.5 million. Each option is exchangeable for one common share of the Company.

Off-Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements except as described above under third-party lenders and retention payments that have or are reasonably likely to have a significant effect on the results of operations or financial condition of the Company.

Normal Course Issuer Bid

On January 9, 2012, the Company filed a notice of intention to make a normal course issuer bid for its common shares with the TSX. Under the bid, the Company may purchase up to 1,092,504 common shares, representing approximately 10% of the public float. As of the date of this MD&A, no common shares of the Company had been purchased pursuant to the normal course issuer bid.

Through past normal course issuer bids and a substantial issuer bid the Company has paid out to holders of common shares $6.0 million in FY2008, $16.1 million in FY2009 and $3.3 million in FY2010.

The Company’s ability to purchase shares under the normal course issuer bid is limited to the Indenture governing the Notes.

FY2012 Management's Discussion & Analysis	| 25 |

Other Financial Information

Litigation and Claims

The Company is currently subject to class proceedings in the Canadian Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario. A detailed description of litigation and claims, including the basis and status of all class proceedings, is contained in ”Risks Related to the Business”. The likelihood of loss, if any, in relation to all class proceedings that have not been settled is not determinable at this time.

Critical Accounting Estimates

The discussion and analysis of the Company’s financial condition and results of operations are based on the Company’s consolidated financial statements, which have been prepared in accordance with U.S. GAAP. In applying U.S. GAAP, the Company makes estimates and assumptions that affect the carrying amounts of assets and liabilities, disclosure of contingent liabilities and the reported amount of income for the period. Actual results could differ from estimates previously reported. The Company has discussed the development, selection and application of key accounting policies, and the critical accounting estimates and assumptions they involve, with the Audit Committee and the Board of Directors.

The Company’s most critical accounting estimates relate to the valuation of the Company’s consumer loan portfolio and the provision for loan losses.

Valuation of Consumer Loan Portfolio

Unsecured payday and longer-term advances where loans are made directly to customers (including acquired loans) are reflected on the balance sheet in consumer loans receivable. Consumer loans receivables are reported net of a provision for loan losses and any deferred fees or costs.

Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the effective interest method.

Consumer loans receivable that bear interest are placed on nonaccrual status once the loan becomes past due. Interest on past due loans receivable is recorded once collected.

The loans acquired from third-party lenders on January 31, 2012 are accounted for separately from new loans that are directly originated. They were initially recorded at fair value, which represents the amount the Company expects to collect on the loans. Determining the fair value of consumer loans receivables relies heavily on estimates and significant judgments regarding future collections. Any changes to the estimates may result in a material impact to financial results.

When the Company loans directly to customers, it may on occasion subsequently transfer those loans to third-party lenders in exchange for cash. Loans are transferred at fair value and no gain or loss is recorded. Determining fair value requires that the Company estimate what its future collections on the loan are likely to be.

Provision for Loan Losses

Default loans arise when the loans that are lent directly to consumers are past due. The Company defines “past due” as a loan where payment in full has not been received by the due date.

The Company records a loan loss provision when it cannot be reasonably certain that it will be able to collect the full amount of principal and interest in a timely manner.

FY2012 Management's Discussion & Analysis	| 26 |

In making this assessment, the Company reviews:

•	the total amount of outstanding loans owed,
•	historic loan write-off percentages,
•	current collection patters, and
•	other current economic trends.

When the Company makes a provision, it reduces the value of the loan to what the Company believes it will be able to collect. The Company reviews and adjusts its loan loss provision monthly. When a loan is in default for an extended period and no arrangements to pay back the loan have been made, the Company writes-off the entire loan amount. The Company also writes-off loans immediately on receipt of a bankruptcy notice.

Changes in Accounting Policies and Adoption of U.S. GAAP

As a Canadian company, Cash Store Financial historically prepared its consolidated financial statements according to generally accepted accounting principles in Canada (“CGAAP”) and provided reconciliation to U.S. GAAP under Item 18 of Form 20-F. As disclosed in Note 27 of the audited consolidated financial statements for the year ended September 30, 2011, there were no recognition and measurement differences between CGAAP and U.S. GAAP.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants previously announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for years beginning on or after January 1, 2011. However, National Instrument 52-107 allows Securities and Exchange Commission (“SEC”) registrants, such as Cash Store Financial, to file financial statements with Canadian securities regulators that are prepared in accordance with U.S. GAAP. As such, the Company has adopted U.S. GAAP instead of IFRS as its primary basis of financial reporting commencing in the current fiscal year. The decision to adopt U.S. GAAP was made to enhance communication with shareholders and improve the comparability of financial information reported by competitors and the Company’s peer group. The accompanying audited consolidated financial statements have been prepared by management in accordance with U.S. GAAP. All comparative financial information contained in this MD&A has been revised to reflect the Company’s results as if they had been historically reported in accordance with U.S. GAAP.

Please refer to Note 2 to the consolidated financial statements for information pertaining to accounting pronouncements that will be effective in future years.

Related Party Transactions

The Cash Store Australia Holdings Inc. (“AUC”)

The Company owns 18.3% of the outstanding common shares of AUC, which currently operates 67 payday loan branches in Australia under the name “The Cash Store Pty.” AUC is publicly listed on the TSX Venture exchange under the symbol “AUC”. As at September 30, 2012 the carrying value of the Company’s investment in AUC was $nil (September 30, 2011 - $nil)

During the year, the Company provided administrative services to AUC. The Company had a services agreement with AUC to provide ongoing services such as financial and accounting support, administrative services, and the use of the Company’s information technology and telecommunication systems. The agreement expired on June 30, 2012 and has not been renewed.

Included in selling, general, and administrative expenses is a recovery of $284,000 (2011 - $363,000) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount. The Company has a $3,000 (2011 - $16,000) receivable from AUC. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. The receivable was repaid subsequent to year-end.

RTF Financial Holdings Inc. (“RTF”)

The Company owns 15.7% of the outstanding common shares of RTF Financial Holdings Inc., a private company in the business of short-term lending by utilizing highly automated mobile technology (SMS text message lending). RTF Financial Holdings Inc. currently operates in Finland, Sweden, Denmark, the Netherlands and the UK with plans to expand to other European countries. As at September 30, 2012 the carrying value of the Company’s investment in RTF was $nil (September 30, 2011 - $nil).

FY2012 Management's Discussion & Analysis	| 27 |

The Company provides administrative services to RTF. The Company had a services agreement with RTF to provide ongoing services such as financial and accounting support and contracts administrative services. The agreement expired on June 30, 2012 and has not been renewed.

Included in selling, general, and administrative expenses is a recovery of $140,000 (2011 - $240,000) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount.

The Company has a $nil (2011 - $45,000) receivable from RTF. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment.

Third-party lenders

i.	A privately held entity that acts as a third-party lender is controlled by an individual who is within the immediate family of Cameron Schiffner, the Senior Vice President of Operations of the Company. In addition, a separate individual, who is a member of management of AUC and a member of management of the third-party lender (“Individual “A”), is also within the immediate family of Cameron Schiffner. Included in retention payments are $4.2 million (2011 - $11.7 million) of amounts paid or payable this third-party lender. During the year, the Company transferred consumer loans receivable, net of the provision for loan losses, of $3.9 million to this third-party lender for consideration of $3.9 million. As part of the acquisition of the consumer loans portfolio on January 31, 2012, $45.5 million of the total purchase consideration was paid to this third-party lender and the acquisition agreement was signed on behalf of the third-party lender by Individual A. As at September 30, 2012, included in accrued liabilities is $659,000 (September 30, 2011 - $2.3 million) due to the third-party lender.

ii.	An immediate family member of Michael M. Shaw, a Director of the Company, advanced funds to a privately held syndicate that acted as a third-party lender prior to the acquisition of the consumer loans portfolio on January 31, 2012. Bruce Hull, who is a Director of AUC, also advanced funds to this third-party lender. Included in retention payments are $1.4 million (2011 - $4.8 million) paid to this third-party lender. As part of the acquisition of the consumer loans portfolio on January 31, 2012, $23.9 million of the total purchase consideration was paid to this third-party lender of which $12,885 was settled by the issuance of the Notes. As at September 30, 2012, included in accrued liabilities is $nil (September 30, 2011 - $1.3 million) due to this third-party lender.

iii.	A privately held entity that began acting as third-party lender after January 31, 2012 is controlled by Bruce Hull. Included in retention payments are $36,000 (2011 - $nil) paid or payable to this third third-party lender. As at September 30, 2012, included in accrued liabilities is $166,000 (September 30, 2011 - $nil) due to this third-party lender.

Financial Instruments

Please refer to Note 23 to the consolidated financial statements for details on measurement, carrying value, and fair value of financial instruments. For FY2012 the Company did not hold any derivative financial instruments or engage in hedging activities.

FY2012 Management's Discussion & Analysis	| 28 |

EBITDA and Adjusted EBITDA Reconciliation

($000s)	2011				2012
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Consolidated Results

Net income (loss) and comprehensive income (loss)	$3,352	$2,500	$1,155	$2,035	$989	$(41,030)	$(3,440)	$392
Interest expense and other interest	44	36	34	33	103	2,920	4,383	4,439
Income tax	1,686	1,311	1,019	1,608	447	(12,645)	(813)	(129)
Stock-based compensation	217	180	171	218	193	193	189	158
Depreciation of property and equipment and amortization of intangible assets	2,201	2,233	2,168	2,313	2,359	3,288	3,445	3,724
EBITDA	$7,500	$6,260	$4,547	$6,207	$4,091	$(47,274)	$3,764	$8,584
Adjustments:
Class action settlements	$-	$-	$3,206	$-	$-	$-	$-	$-
Loan loss provision one-time addition	-	-	-	-	-	3,091	-	-
Unrealized foreign exchange (gains)/losses	17	14	(5)	(158)	(47)	306	(7)	(70)
Branch closure costs	-	-	-	-	-	-	908	666
Impairment of property and equipment	-	-	-	-	-	3,017	-	408
Revenue impact related to transitioning to a direct lending model	-	-	-	-	-	3,210	316	-
Premium paid to acquire the loan portfolio	-	-	-	-	-	36,820	-	-
Income impact for separately accounting for the acquired loan portfolio	-	-	-	-	-	1,373	1,425	1,132
Effective interest component of retention payments	5,505	5,561	5,107	5,112	5,391	1,885	554	472
Adjusted EBITDA	$13,022	$11,835	$12,855	$11,161	$9,435	$2,428	$6,960	$11,192

FY2012 Management's Discussion & Analysis	| 29 |

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that the information the Company is required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. As of September 30, 2012, an evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a- 15(e) and Rule 15d - 15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures were not effective due to the material weakness in the Company’s internal control over financial reporting (“ICFR”) described below.

Management’s Report on Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and of the preparation of financial statements for external purposes in accordance with U.S. GAAP. Management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate ICFR as such term is defined in Rule 13(a)-15(e) under the US Securities Exchange Act of 1934 and in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if the deficiency is such that there is reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of September 30, 2012, management of the Company assessed the effectiveness of the Company’s ICFR. In making this assessment, management of the Company used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that, as of September 30, 2012, the Company’s ICFR contained a material weakness with respect to the determination of the provision for consumer loan losses.

Changes in Internal Control over Financial Reporting

During the year ending September 30, 2012 the Company determined that the following material weaknesses existed in ICFR:

1)	Management did not maintain effective processes and controls specific to accounting for the January 31, 2012 acquisition of the portfolio of consumer loans. Management did not effectively research, develop, communicate and implement an accounting policy with respect to this non-recurring transaction. In addition, management did not implement sufficient preventative and detective controls governing the determination of the key valuation assumptions associated with the assets acquired and allocation of the purchase price.

FY2012 Management's Discussion & Analysis	| 30 |

2)	Management did not maintain effective processes and controls specific to the determination of the provision for loan losses. Senior finance personnel did not effectively communicate with operations to obtain a sufficient understanding in making the determination of the provision for loan losses. This material weakness resulted in material errors in the unaudited interim financial statements. Further, there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

The accounts that could reasonably be affected by these material weaknesses are provision for loan losses, premium paid to acquire the loans, intangible assets and consumer loans receivable, net.

In response to the material weakness specific to the January 31, 2012 acquisition of the loan portfolio and related intangible assets identified above, as part of the preparation of the 2012 annual financial statements management established a project team, led by a senior member of the finance team, to coordinate with accounting and valuations specialists in the final measurement of this transaction. Because this is a non-recurring transaction, the Company considers this material weakness to be remediated as of September 30, 2012.

In response to the material weakness specific to the provision for loan losses identified above, as part of the preparation of the 2012 annual financial statements the Company formally adopted an accounting policy and established a credit committee, comprised of senior financial and operational executives, to meet on a regular basis to monitor loan loss rates and approve provisioning levels. Management also hired additional senior finance personnel in the fourth fiscal quarter of 2012 to assist in the monitoring of the provision for loan losses.

There have been significant improvements made to ICFR in relation to the provision for loan losses. However, management needs sufficient time to assess the effectiveness of the change and to implement further improvements before they can conclude that a material weakness does not exist.

Auditor Attestation Report on Internal Control over Financial Reporting

The Company’s independent auditor, KPMG LLP, has not issued an audit report as at September 30, 2012, on the effectiveness of ICFR due to an exemption for Emerging Growth Companies provided by The US Jumpstart our Business Startups Act, which was signed into law on April 5, 2012.

FY2012 Management's Discussion & Analysis	| 31 |

Outlook

NOTE: This section contains forward-looking information. By its nature, forward-looking information requires that certain assumptions be made and is subject to inherent risks and uncertainties. Please see Forward-Looking Information (page 2) and Risks Related to the Business (page 33) for additional information on the factors that could cause results to vary.

Management views FY2012 as a significant turning point for the Company. Cash Store Financial executed on several strategic initiatives, including the transition to direct lending and consolidating the Company’s Canadian branches to improve operating efficiency. The Company has also continued to expand the product portfolio to grow customer reach and strengthen relationships. In Manitoba, the Company exited payday loans entirely subsequent to year end and introduced a new, risk-tiered series of lines of credit that will help customers rebuild their credit rating. In expanding the portfolio, the Company has focused on products and platforms that will lead to longer-term relationships with customers and increase customer loyalty. The Company plans to introduce new products that will extend distribution channels in the near future.

To prepare for future growth in the UK, the Company has established the corporate infrastructure to support an increased footprint in the region.

Overall, the Company’s Canadian branch network is relatively young, with 64% of branches falling in the 1-5 year range and management believes there is upside potential to both revenue and operating income as these young branches mature and establish larger customer bases.

Using fourth quarter results as an early indicator of the success of these initiatives, the Company believes that Cash Store Financial is well positioned to execute its growth strategy and continue to build shareholder value.

FY2012 Management's Discussion & Analysis	| 32 |

Risks Related to the Business

There are many risks and uncertainties that may affect the Company’s ability to capitalize on market opportunities and/or financial results. Many of these risks are beyond the Company’s control. The following risks may affect the Company’s operations. The Company continually monitors and evaluates these risk factors and takes action to mitigate them.

Regulatory Environment

The Company’s business is subject to federal, provincial and foreign laws and regulations in Canada and the UK. These regulations may change at any time and may impose significant limitations on the way the Company conducts or expands its business. These regulations govern lending and collection practices, allowable interest rates and rate caps, among other things.

As the Company introduces new products and services, it may become subject to additional laws and regulations. Future legislation or regulations may restrict the Company’s ability to operate the way it does today or its ability to expand operations and may have a negative effect on the Company’s business, results of operations and financial condition. Governments at the national and local levels may seek to impose new licensing requirements or interpret or enforce existing requirements in new ways. The Company is currently, and may in the future be, subject to litigation and regulatory proceedings which could generate adverse publicity or cause the Company to incur substantial expenditures or modify the way the Company conducts its business. Changes in laws or regulations, or a failure to comply with applicable laws and regulations, may have a material adverse effect on the business, prospects, results of operations, and financial condition of the Company.

In May 2007, the Canadian federal government enacted a bill clarifying that the providers of certain payday loans were not governed by the criminal interest rate provisions of the Criminal Code of Canada (the “Criminal Code”), granting lenders (other than most federally-regulated financial institutions) an exemption from the criminal interest rate provisions of the Criminal Code if their loans fell within certain dollar amount and time frame maximums. In order for payday loan companies to rely on the exemption, the provincial governments are required to enact legislation, subject to approval by the federal government that includes a licensing regime for payday lenders, measures to protect consumers and maximum allowable limits on the total cost of borrowing.

Industry rate regulations and other specific measures to protect consumers have been implemented in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia. 90% of the Company’s Canadian branches are in these provinces. The Company believes that it complies with applicable regulations related to payday loan products in each of the above listed provinces. In those provinces without industry specific measures, the Company offers its loan products in compliance with the federal criminal interest rate provisions of the Criminal Code and with the general consumer protection regulations governing products.

On March 23, 2012, the Company was issued a compliance order (the “Order”) and administrative penalty from Consumer Protection BC. The Order directs the Company to refund to all borrowers with loan agreements negotiated with the Company or its subsidiaries between November 1, 2009 and the date of the order, the amount of any issuance fee charged, required or accepted for or in relation to the issuance of a cash card. The Order also directed the Company to pay an administrative penalty of $25 in addition to costs. The Company has agreed to abide by the Order. On November 30, 2012, Consumer protection BC issued a supplementary compliance order directing that unclaimed refund amounts to a maximum of $1.1 million be deposited into a consumer protection fund. The company is appealing the supplementary compliance order. The estimated exposure with respect to this order is between $248 and $1.0 million including penalties, legal costs and additional costs. The Company has accrued $248 related to the Order as at September 30, 2012.

FY2012 Management's Discussion & Analysis	| 33 |

In the UK, consumer lending is governed by the Consumer Credit Act of 1974, which was amended by the Consumer Credit Act of 2006, and related rules and regulations. The Company’s subsidiaries in the UK must maintain licenses from the Office of Fair Trading, which is responsible for regulating consumer credit, competition and consumer protection.

On January 26, 2012, the UK government tabled The Financial Services Bill (the “Bill”) in Parliament, with the stated purpose of restructuring oversight of financial regulation, including enabling the transfer of responsibility for regulating consumer credit from the Office of Fair Trading to the Financial Conduct Authority. On December 5, 2012, the House of Lords passed an amendment granting authority to the Financial Conduct Authority to set maximum allowable charges for prescribed types of credit and to determine what types of charges connected to the prescribed types of credit are to be included within the maximum allowable charges.  The Financial Services Bill has not yet completed its passage through Parliament. It is not known exactly when or if this Bill will be proclaimed into law, and if so, how the Financial Conduct Authority will implement the above described amendment.  The pace and manner in which the restructuring of regulatory agencies anticipated by the Bill might occur and the potential impact on the payday lending sector is not yet known.

Legal Proceedings

The Company is currently subject to several legal proceedings, which it is vigorously defending. In addition, the Company is likely to be subject to additional legal proceedings in the future. The resolution of any current or future legal proceeding could cause Cash Store Financial to have to refund fees and/or interest collected, refund the principal amount of advances, pay damages or other monetary penalties and/or modify or terminate operations in particular local and federal provinces. The Company may also be subject to adverse publicity. Defense of any legal proceedings, even if successful, requires substantial time and attention of senior officers and other management personnel that would otherwise be spent on other aspects of the business and requires the expenditure of significant amounts for legal fees and other related costs. Settlement of lawsuits may also result in significant payments and modifications to operations. Any of these events could have a material adverse effect on business, prospects, results of operations and financial condition of the Company.

British Columbia

March 5, 2004 Claim

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of Cash Store Financial’s third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle. The settlement has been approved by the Supreme Court of British Columbia. The settlement does not constitute any admission of liability by Cash Store Financial.

FY2012 Management's Discussion & Analysis	| 34 |

Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $9,400 in cash and $9,400 in credit vouchers. Thus, the maximum exposure with respect to this settlement is approximately $18.8 million including approved legal expenses. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company was to pay the legal fees and costs of the class. Based on the Company’s estimate of the rate of take-up of the available cash and credit vouchers, an expense of $10,921 (in the year ended September 30, 2011) to date has been recorded to cover the estimated costs of the settlement, including legal fees of the class and costs to administer the settlement fund. It is possible that additional settlement costs could be required in the future. As at September 30, 2012, there is an accrual of $4,085 (September 30, 2011 - $4,039) related to settlement costs.

September 11, 2012 Claim

On September 11, 2012, an action under the British Columbia Class Proceedings Act was commenced in the Supreme Court of British Columbia by Roberta Stewart against Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members that the Company charged, required or accepted an amount that is in excess of 23% of the principal which is contrary to s. 17(1) of the Payday Loans Regulation and s. 112.02(2) of the Business Practices Consumer Protection Act (“BPCPA”) and charged, required or accepted an amount in relation to each cash card issued to a class member which is contrary to s. 112.04(1)(f) of the BPCPA; made the provision of each payday loan contingent on class members purchasing a cash card and services related thereto, contrary to s. 19(1) of the Payday Loans Regulation and s. 112.08(1)(m) of the BPCPA; and discounted the amount in the payday loan agreement to be the loan amount borrowed, by deducting and withholding from the loan advance an amount representing a portion of the total costs of credit, contrary to s.112.08(1)(e) of the BPCPA.

The class members, in an order pursuant to s. 112.10(2) and s. 172(3)(a) of the BPCPA are seeking that the Company refund all monies paid in excess of the loan principal of each payday loan, including the cash card fee amounts, the loan fees, and any other fees or changes collected by the Company in relation to the payday loan, damages and interest pursuant to the Court Order Interest Act at the rate of 30% compounded annually, as set out in the payday loan agreements or such other rate as the Supreme Court of British Columbia considers appropriate.

The Company believes that it has conducted its business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

Alberta

January 19, 2010 Claim

The Company has been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that it is in breach of s. 347 of the Code (the interest rate provision) and certain provincial consumer protection statutes.

On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain third-party lenders, directors and officers added to the claim.

The Company has agreed to a motion to certify the class proceeding if the third-party lenders, officers and directors are removed as defendants. Class counsel has agreed to the Company’s proposal. Consequently, the certification motion was granted in November of 2011.

As at September 30, 2012, a total of $100 (September 30, 2011 - $100) has been accrued related to this matter. However, the likelihood of loss, if any, is not determinable at this time.

September 18, 2012 Claim

On September 18, 2012, an action under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen’s Bench by Kostas Efthimiou against Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after March 1, 2010, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

FY2012 Management's Discussion & Analysis	| 35 |

The Company believes that it has conducted business in accordance with applicable laws and will defend the action vigorously. The likelihood of loss, if any, is not determinable at this time.

Saskatchewan

On October 9, 2012, an action under the Saskatchewan Class Actions Act was commenced in the Saskatchewan Court of Queen’s Bench by John Ironbow against Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after January 1, 2012, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

The Company believes that it has conducted business in accordance with applicable laws and will defend the action vigorously. The likelihood of loss, if any, is not determinable at this time.

Manitoba

April 23, 2010 Claim

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against Cash Store Financial and Instaloans Inc. proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who obtained a payday loan from The Cash Store Financial or Instaloans Inc. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Code.

On February 22, 2012, the Manitoba Court determined that large portions of the plaintiff’s claim could not proceed as they have already been resolved in a judgment and settlement approved by the Ontario Superior Court of Justice in 2008. To the extent that limited portions of the Ontario judgment were not enforced in Manitoba, the Company has appealed the Manitoba decision. The Manitoba Court has not yet determined whether any remaining portions of the plaintiff’s claim should be certified as a class proceeding.

To the extent any subject matter of the claim was not resolved by the February 22, 2012 judgment, the Company believes that it has conducted business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

November 1, 2012 Claim

On November 1, 2012, an action was commenced in Manitoba under The Class Proceedings Act by Sheri Rehill against The Cash Store Financial Services Inc., The Cash Store Inc., Instaloans Inc. and other defendants, on behalf of all persons who, on or after October 18, 2010, borrowed a loan from the Company in Manitoba where that loan met the definition of a “payday loan” as defined by the Payday Loans Act, S.S. 2007, c. P-4.3. The action alleges that the Company charged amounts in excess of the maximum allowable limit on the total cost of credit permitted by the Consumer Protection Act, R.S.M. 1987, c. C-200, as am., and the Payday Loan Regulation, Man. Reg. 99/2007, as am. The plaintiff pleads for restitution and repayment of all amounts paid by borrowers as a cost of credit for their payday loans, damages for an alleged conspiracy, and interest on all amounts alleged to be owing.

FY2012 Management's Discussion & Analysis	| 36 |

The Company believes that it has conducted business in accordance with applicable laws and will defend the action vigorously. The likelihood of loss, if any, is not determinable at this time.

Ontario

On August 1, 2012, an action under the Ontario Class Proceedings Act was commenced in the Ontario Supreme Court of Justice by Timothy Yeoman against Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members who entered into payday loan transactions with the Company in Ontario between September 1, 2011 and the date of judgment, that the Company operated an unlawful business model as the Company did not provide borrowers with the option to take their payday loan in an immediate liquid form and thereby misrepresenting the total cost of borrowing as the cost of additional services and devices should have been included.

The class members plead entitlement to damages and costs of investigation and prosecution pursuant to s. 36 of the Competition Act inclusive of the fees, interest and other amounts that the Company charged to the class members.

The Company believes that it has conducted business in accordance with applicable laws and will defend the action vigorously. The likelihood of loss, if any, is not determinable at this time.

Special Investigation

The Company’s Audit Committee was made aware of written communications that contained questions about the acquisition of the consumer loan portfolio from third-party lenders in late January 2012 and included allegations regarding the existence of undisclosed related party transactions in connection with the acquisition. In response to this allegation and following some preliminary fact-finding performed by Company’s internal auditor, legal counsel to a Special Committee of the Board has retained an independent accounting firm to conduct a special investigation. As of the release date of these financial statements, the scope of the investigation has been determined by the independent accounting firm and the Special Committee. However, the investigation has not yet commenced and the findings, if any, are not yet known. The investigation may have an impact on the accounting for the loan acquisition transaction and/or on the accounting for, and disclosure of, any related party transactions; however, the Company does not believe that the outcome of the special investigation will impact the current accounting and disclosure in these financial statements.

Reliance on Third-Party Lenders

The Company’s business depends on the willingness of third-party lenders to make significant funds available for lending to the company’s customers and to purchase loans that the Company has made. There are no assurances that existing or new third-party lenders will continue to make funds available. Any reduction or withdrawal of funds could have a material adverse impact on the Company’s results of operations and financial condition.

The Company has entered into written business arrangements with a number of third-party lenders who are prepared to consider lending to the Company’s customers or to purchase loans the Company has made. Pursuant to these agreements, services related to the collection of documents and information as well as loan collection services are provided to the third-party lenders. The agreements also provide that the third-party lenders are responsible for losses suffered because of uncollectible loans provided the Company has fulfilled its duties as required under the terms of the agreements. If the Company does not properly perform these duties and the lenders make a claim under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

FY2012 Management's Discussion & Analysis	| 37 |

Liquidity & Capital Resources

The Company requires continued access to capital. The Company currently does not have a credit agreement with a bank but is actively pursuing such an agreement. A significant reduction in cash flows from operations or access to funding to support the Company’s payday loan products could materially and adversely affect the Company’s ability to achieve the Company’s planned growth and operating results.

As of September 30, 2012, the Company had approximately $126 million in senior secured notes debt. If cash flows and capital resources are insufficient to fund the debt service obligations and to satisfy working capital and other liquidity needs, the Company may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance indebtedness. These alternative measures may not be successful or may not permit the Company to meet its scheduled debt service obligations. In the absence of such operating results and resources, the Company could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet its debt service and other obligations. If the Company is unable to make the required payments on its debt obligations, the Company would be in default under the terms of its indebtedness which could result in an acceleration of the repayment obligations. Any such default, or any attempt to alter the business plans and operations to satisfy the obligations under the Company’s indebtedness, could materially adversely affect the Company’s business, prospects, results of operations and financial condition.

Competition

The payday loans industry is highly fragmented and very competitive. Competition may increase as the industry consolidates. In addition to other unsecured consumer lending and cheque cashing stores and online lenders, the Company competes with banks and other financial services entities and retail businesses that offer consumer loans, cash cheques, sell money orders, provide money transfer services or offer other products and services offered by the Company. Some competitors have larger and more established customer bases in other provinces and substantially greater financial and other resources than the Company has. As a result, the Company could lose market share and revenues could decline, thereby affecting the Company’s ability to generate sufficient cash flow to service indebtedness and fund operations.

Foreign Currency

UK operations have been funded to date by loans from the Canadian company. These loans are currently not hedged, thus they are vulnerable to currency exchange rate fluctuations between the British Pound and the Canadian Dollar. Upon consolidation, as exchange rates vary, net sales and other operating results may differ materially from expectations, and the Company may record significant gains or losses on the remeasurement of intercompany balances. A 315 basis point increase/decrease in the exchange rate would increase/decrease net loss by approximately $0.5 million.

Growth Management

The Company’s expansion strategy, which in part contemplates the addition of new branches, and developing new products and distribution channels for the Company’s products in Canada and the UK is subject to significant risks. Continued growth in this manner is dependent upon a number of factors, including:

•	the ability to hire, train and retain an adequate number of experienced management employees,
•	the availability of adequate financing for expansion activities,
•	the ability to obtain any government permits and licenses that may be required,
•	the ability to identify and overcome cultural and linguistic differences which may impact market practices within a given geographic region, and
•	other factors, some of which are beyond the Company’s control.

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There can be no assurance that the Company will be able to successfully grow its business or that the current business, results of operations and financial condition will not suffer if the Company is unable to do so. Expansion beyond the geographic areas where the Company’s branches are presently located will increase demands on management and divert their attention. In addition, expansion into new products and services will present new challenges to the business and will require additional management time.

Ability to Attract and Retain Qualified Employees

The Company’s future success depends to a significant degree on the members of its executive management team and their ability to execute on the growth strategies and provide expertise in developing international operations. The loss of the services of one or more members of the executive management team could harm the Company’s business and future development. Continued growth also depends on the Company’s ability to attract and retain additional skilled management personnel. If the Company is unable to attract and retain the requisite personnel as needed in the future, operating results and growth could suffer.

Changes to UK Business, Regulatory or Political climate

The Company’s growth plans include significant expansion in the UK. Changes in the business, regulatory or political environment, shareholder proposals, or significant fluctuations in currency exchange rates could affect the Company’s ability to expand or continue operations there, which could have a material adverse impact on the Company’s prospects, results of operations and cash flows.

Negative Public Perception

The media often portrays payday loan companies as predatory or abusive, which could negatively affect the Company’s business. Consumer advocacy groups, certain media reports, and some regulators and elected officials in the provinces in which the Company conducts business have from time to time advocated governmental action to prohibit or severely restrict certain types of payday lending. These efforts have often focused on lenders that charge consumers imputed interest rates and fees that are higher than those charged by credit card issuers to more creditworthy consumers and otherwise characterize the Company’s products and services as being predatory or abusive toward consumers. If consumers accept this negative characterization, demand for the Company’s loans could significantly decrease. In addition, media coverage and public statements that assert some form of corporate wrongdoing can lower morale, make it more difficult to attract and retain qualified employees, management and directors, divert management attention and increase expenses. These trends could adversely affect the business, prospects, results of operations and financial condition of the Company.

Valuation of Consumer Loans

The Company maintains an allowance for loan losses for anticipated losses on consumer loans and loans in default. To estimate the appropriate level of loan loss reserves, the Company considers known and relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed, historical loan loss trends, current collection patterns and current economic trends. These reserves are estimates, and if actual loan losses are materially greater than loan loss reserves, the Company’s results of operations and financial condition could be adversely affected.

Share Price Volatility

The price of common shares has been subject to significant fluctuations and may continue to fluctuate or decline. Over the course of the twelve months ended September 30, 2012, the market price of the Company’s common shares has been as high as $9.77, and as low as $4.57.

The market price of the Company’s common shares has been, and is likely to continue to be, subject to significant fluctuations due to a variety of factors, including quarterly variations in operating results, operating results which vary from the expectations of securities analysts and investors, changes in financial estimates, changes in market valuations of competitors, announcements by the Company or its competitors of a material nature, additions or departures of key personnel, changes in applicable laws and regulations governing consumer protection and lending practices, the effects of litigation, future sales of common shares, and general stock market price and volume fluctuations. In addition, general political and economic conditions such as a recession, or interest rate or currency rate fluctuations may adversely affect the market price of the common shares of many companies, including that of the Company. A significant decline in the Company’s share price could result in substantial losses for individual shareholders and could lead to costly and disruptive securities litigation.

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Unauthorized Disclosure of Confidential Data

In the normal course of business, the Company is required to manage, use, and store large amounts of personally identifiable information, consisting primarily of confidential personal and financial data regarding customers. The Company also depends on its IT networks and systems, and those of third parties, to process, store, and transmit this information. As a result, the Company is subject to numerous laws and regulations designed to protect this information, such as Canadian federal and provincial laws governing the protection of financial or other individually identifiable information. Security breaches involving files and infrastructure could lead to unauthorized disclosure of confidential information, as well as shutdowns or disruptions of the Company’s systems.

If any person, including the Company’s employees or those of third-party vendors, negligently disregards or intentionally breaches the Company’s established controls with respect to such data or otherwise mismanages or misappropriates that data, the Company could be subject to costly litigation, monetary damages, fines, and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential customer data by any person, whether through systems failure, unauthorized access to IT systems, fraud, misappropriation, or negligence, could result in negative publicity, damage to the Company’s reputation, and a loss of customers. Any unauthorized disclosure of personally identifiable information could subject the Company to liability under data privacy laws and adversely affect the business prospects, results of operations, and financial condition of the Company.

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